ABN 32 009 220 053

7th May 2008

The Manager
Australian Stock Exchange
Exchange Plaza
2 The Esplanade
PERTH WA 6000

Dear Sir

RE:     Interim Dividend & Operational results

The Board is pleased to announce an interim fully franked dividend of two (2) cents per share. The record date for entitlement to the dividend payment will be the 2nd July 2008 and the ex-dividend date will be the 26th June 2008. The payment date of this dividend will be 14th July 2008.

Shareholders will vote on a Dividend Reinvestment Plan (DRP) at the AGM on 28th May. It has been decided that the DRP shall not be available for this dividend payment.

The Company completed its first harvest for the year in February with in excess of 95,000 pearls delivered to Pearlautore International for processing and sale. This harvest is valued at more than $6M and is now being marketed along with the 40,000 pearls that remained in stock at the end of 2007. There will be further pearl harvests in June and September with in excess of 200,000 pearls expected to be produced during the year.

Oyster seedings for 2008 are on track with the total number of oysters that are expected to be operated this year being similar to 2007 at in excess of 400,000. New oyster growout sites have been identified in Bali for the 2008/09 breeding season which will further spread the risks associated with potential pollution and disease. There are sufficient virgin oysters in stock to ensure that the 2008 and 2009 seeding targets are met.

The Malaysia project has been delayed as a result of difficulties in obtaining the necessary land and ocean lease approvals that are required to commence the project. There is support from the Malaysian authorities for this project to proceed and equipment and oysters are ready to be shipped from Indonesia as soon as approval to commence operating in the nominated sites is given. Malaysia remains a priority in terms of expansion of the Company’s future growth in terms of pearl production.

Yours sincerely

GEORGE SNOW
Chairman

43 York Street, Subiaco, WA 6008 Australia ● PO Box 8015, Subiaco East, WA 6008, Australia
TELEPHONE (61) (8) 9380 9444 ● FACSIMILE (61) (8) 9380 9970 ● WEBSITE http://www.atlassouthseapearl.com.au ● EMAIL atlas@atlassouthseapearl.com.au